Exhibit 99.4

FINAL TRANSCRIPT

Conference Call Transcript

BF - BASF Makes All-CashProposal To Acquire Engelhard - Conference Call

Event Date/Time: Jan. 03. 2006 / 11:30AM ET

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CORPORATE PARTICIPANTS

Magdalena Moll

 BASF - IR

 Christian Schubert

 BASF - Head of Corporate Communications

 Jurgen Hambrecht

 BASF - Chairman of the Board of Executive Directors

 Kurt Bock

 BASF - CFO

 Stefan Marcinowski

 BASF - Member of the Board of Executive Directors, Head of Chemicals

CONFERENCE CALL PARTICIPANTS

 Michael Eastwood

 Morgan Stanley - Analyst

 Jeffrey Zekauskas

 JP Morgan - Analyst

 PJ Juvekar

 Citigroup - Analyst

 Andrew Stott

 Credit Suisse First Boston - Analyst

 David Phillips

 HSBC Investment Bank - Analyst

 Tim Jones

 Deutsche Bank - Analyst

 Michael Sison

 KeyBanc Capital Markets - Analyst

 Andy Starr

 Institutional Capital Corporation - Analyst

 Richard Smith

 Royal Bank of Scotland - Analyst

 Andreas Heine

 HVB Group - Analyst

 Sophie Jourdier

 Citigroup - Analyst

 Dmitry Silversteyn

 Longbow Research - Analyst

 Jonathan Jayarajan

 Deutsche Bank - Analyst

 Chris Kapsch

 Black Diamond Research - Analyst

 Owen Dwyer

 Merrill Lynch - Analyst

 Alex Comer

 JP Morgan - Analyst

 Matthew Mark

 Jet Capital - Analyst

 Robert Donald

 GLG - Analyst

 Kevin McCarthy

 Banc of America Securities - Analyst

 Frank Mitsch

 Fulcrum Global Partners - Analyst

 Alistair Halcrow

 Citigroup - Analyst

 Angela Cullen

 Bloomberg - Media

 Michael Starr

 Dow Jones - Media

 David Brinkerhoff

 Reuters - Media

 Robert Westervelt

 Chemical Week Magazine - Media

 Sabina Vodavitz

Media

 Olga Polgar

 Reuters - Media

 Joseph Chang

 Chemical Market Reporter - Media

 David Schwab

 Star-Ledger - Media

 PRESENTATION

Operator

 Good afternoon. This is the Chorus Call conference operator. Welcome to the BASF conference call. As a reminder, all participants are in listen-only mode and the conference is being recorded. (OPERATOR INSTRUCTIONS). Ladies and gentlemen, at this time I would like to turn the conference over to Magdalena Moll, head of Investor Relations. Please go ahead, madam.

 Magdalena Moll  - BASF - IR

 Yes, thank you very much. Good afternoon, ladies and gentlemen. On behalf of BASF, I would welcome you to today’s call. This call is open for both investors and the media, and as usual, we are also making it available via webcast.

I trust that you all have seen the announcement made today that BASF makes an all-cash proposal to acquire Engelhard Corporation. And we look forward to presenting the merits and the rationale of this transaction to you.

I am joined today by Dr. Jurgen Hambrecht, BASF’s Chairman of the Board of Executive Directors; Dr. Kurt Bock, Chief Financial Officer; and Dr. Stefan Marcinowski, Member of the Board of Executive Directors and responsible for Chemicals.

Following the presentation, we will be happy to take your questions. Today’s conference call is limited to one hour, and I would like to ask you to limit your questions to one at a time.

At this point, I would like to briefly hand over to my colleague, Christian Schubert from Corporate Communications, because he has a couple of announcements to make as well.

 Christian Schubert  - BASF - Head of Corporate Communications

 Good afternoon from my side as well. My name is Christian Schubert, and I am responsible for Corporate Communications for BASF Group. I would like to welcome all the journalists to this call as well. I would like to make you aware that this conference will be held in English only, and there is a German translation available if you dial into the German number that we posted in the press release.

Please note that the first part of this conference call will consist of the presentation by Jurgen Hambrecht and Kurt Bock, followed by a Q&A session for analysts and investors. Starting at 6:30 PM, that is in roughly one hour, journalists will be able to ask questions as well.

And with this, I would like to hand back to Maggie.

 Magdalena Moll  - BASF - IR

 Thank you, Christian. Just for you to know, we have posted the press documents, the presentation and the script on our IR website, BASF.com/share. And I will now go through the necessary regulatory language and then turn the call over to Dr. Jurgen Hambrecht

This presentation is provided for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. The proposed tender offer for the outstanding shares of Engelhard common stock described in this presentation has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement including an offer to purchase, a letter of transmittal and other offer documents filed with the Securities and Exchange Commission.

Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety when they become available because they will contain important information.

Engelhard stockholders may obtain copies of these documents for free when available at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the information agent for this offer. You can do this toll-free in the United States and in Canada at 1-877-750-5837 or toll-free in Europe at 00-800-7710-9971.

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking and the words anticipates, believes, expects, estimates, plans and similar expressions are generally intended to identify forward-looking statements.

These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the SEC. We do not assume any obligation to update the forward-looking statements contained in this presentation.

With this, I would like to hand over now to Dr. Hambrecht.

 Jurgen Hambrecht - BASF - Chairman of the Board of Executive Directors

 Thank you, Maggie. Good afternoon to everyone listening in from Europe and Asia and good morning to our audience in the U.S. BASF is constantly focused on profitable growth, further strengthening its position as the world’s leading chemical company and delivering increased value for our customers and shareholders.

Today, we have announced our intention to acquire Engelhard for US$37 per share in cash on aggregate of approximately US$4.9 billion. Engelhard is an attractive and profitable surface and materials science company and is an excellent fit for BASF.

Our proposal reflects the strategic value of this business to BASF. The price represents a premium of 23% above Engelhard’s closing share price on December 20, the day before my initial meeting with Barry Perry, the Chairman and Chief Executive Officer of Engelhard. The proposal also is 23% above Engelhard’s closing share price of $30.15 on December 30, and 30% above its 90-day average share price on December 20, 2005 of $28.42, and it also represents a premium above its four-year high closing price of $32.49 achieved on July 14, 2004.

Our proposal is a fair reflection of the future growth prospects we see in combining the two businesses. The transaction will be all-cash-financed and will not be subject to any financing conditions. We also do not see any regulatory hurdles.

We believe our proposal represents a compelling opportunity for significant value for Engelhard’s stockholders. Our preference would have been to negotiate a transaction with Engelhard. I personally reached out to Mr. Perry. And in addition, we handed over a letter to Mr. Perry which outlined our proposal to acquire Engelhard and clearly expressed our desire to discuss this proposal.

Engelhard’s Board of Directors refused to meet with us to further discuss our proposal to acquire Engelhard and, in particular, refused to share with us information that may enable us to increase the price we propose to pay for Engelhard’s shares.

We have clearly indicated to Mr. Perry that we would be prepared to raise our current offer price by as much as $1.00 per share if he agrees to meet with us and the information provided supports such an increase. In the absence of such additional information, we are unable to improve our original offer of US$37 per share.

Because our attempts to negotiate a friendly transaction with Engelhard have been rebuffed, we now feel that it is necessary to present our proposal directly to Engelhard’s stockholders. We continue, however, to hope that we can reach an agreement with Engelhard.

Engelhard is an excellent strategic fix for BASF in every way. It is a world leader in the catalyst business with an excellent R&D platform and high growth potential. BASF will leverage its globals strength and expertise to generate greater value across the combined business. We will be creating a world-class technology platform that will further drive innovation and product development. Engelhard is number two in the pearlescent pigments sector, providing us with an opportunity to strengthen our position in the sector of specialty pigments.

The acquisition of Engelhard will further reduce the earnings cyclicality of BASF Group by adding another unique business cycle to the mix. And finally, it is important to remember that this acquisition also meets BASF’s stated acquisition criteria and adds to profitable growth.

Why is BASF expanding into the catalysts market? BASF already has a significant expertise in catalysts and we view this market as being highly attractive, with significant growth potential. BASF will leverage its existing knowledge and strong relationships in key industries such as automotive, as well as its strong global position, to accelerate growth in this business.

New emissions standards for the automotive industry set to be introduced around the world will increase the demand for emission catalysts. Declining oil quality coupled with increased demand will drive growth in chemical and refinery catalysts. These are markets with established players, each with proprietary technology and strong customer relationships.

To sum it up, the acquisition of Engelhard will make BASF a world leader in catalysts, a highly attractive and growing industry sector which in principle is innovation-driven.

Engelhard breaks its portfolio down into four divisions. First, the Environmental Technologies Division, accounting for 22% of sales and 50% of operating profits, is made up of automotive and non-automotive catalysts designed to help control pollution.

Second, the Process Technologies Division, accounting for 15% of sales and 32% of operating profits, includes chemical catalysts, polyolefin catalysts and petrochemical refining catalysts that enable customers to improve production efficiency.

Third, the Appearance and Performance Technologies Division, accounting for 17% of sales and 25% of operating profits, is primarily made up of pigments, allowing customers to markets enhanced image and functionality in their products.

And fourth, Materials Services Division, which accounts for 46% of sales but only 6% of operating profits. This division provides base and precious metals and related services for its catalysts business and customers.

Engelhard markets its products and services to a diverse end market. Its customers range from cosmetics to petroleum to paper companies and to the automotive industry. This broad customer base has contributed to Engelhard’s consistent financial performance.

Let’s look now at the detailed financials of Engelhard. It is important to remember that all the information we are sharing with you today is based upon publicly available information as reported by Engelhard.

The company reported total revenues of $3.3 billion in the first nine months of 2005, an increase of 6.4% over the same period last year. EBITDA was $318 million for the nine-month period 2005, up 2.9%. This represents an EBITDA margin of 9.6%. Excluding Materials Services, as is the industry practice, the EBITDA margin would be 16.5%. Net income was $181 million and EPS was $1.50 per share, an increase of 3.4% over last year.

I would now like to turn the call over to Kurt Bock, who will walk you through Engelhard’s business segments in more detail.

 Kurt Bock  - BASF - CFO

 Thank you. Let us now go through each of the business areas.

First, Environmental Technologies is Engelhard’s fastest-growing and most profitable division, with emission catalysts making up more than two-thirds of this business. According to industry research reports, Engelhard had a 30-35% market share in automotive catalysts, making it a market leader with operations in the U.S., Europe and Asia. Based on various reports, we estimate the total auto catalyst market at $2.5 billion. The market has shown average growth of about 4% over the last five years.

With tighter emission regulations on vehicles set to come into effect around the world, this is an area where we see significant growth potential for the market in excess of 5% per year over the next two years. The next round of emission regulations is set to start in 2007, with China moving to the Euro 3 standard and the U.S. adopting new regulations for heavy-duty diesel engines.

Additional regulations are to be implemented in Europe and North America between 2007 and 2010. These regulations are driving demand for diesel engines globally, which require higher catalyst volumes. We see product innovation as one of the key drivers in tapping into this market and believe that by combining the R&D of both Engelhard and BASF, we will be able to realize that growth.

The Environmental Technologies business delivered sales of $899 million in 2004 with an EBITDA margin of nearly 19%, the highest in the company.

Process Technologies is comprised primarily of catalysts for chemicals, polyolefin and petroleum refining. This business is a natural fit for BASF. Chemical catalysts provide a key technology platform for the chemical industry. Engelhard has specific expertise in developing customized solutions tailored to a broad range of chemical processes

Together with BASF’s significant expertise in chemical processes, we can enhance the product offering to customers. Additionally, Engelhard provides access to markets with significant long-term growth potential such as gas-to-liquids.

The polyolefin catalysts business, focused on polypropylene, is a relatively small business within Engelhard. The company is driving profits in this business through the creation of high-value, often tailored, catalysts.

In petroleum refining catalysts, Engelhard maintains a strong market share with approximately 30% share in fluid cracking catalysts, based on consulting reports, and also on the innovative Naphthamax II catalyst, which has the potential to substantially increased yields for refiners.

As a result, with this proposed acquisition, we are taking advantage of two significant trends in this industry segment — the ever-increasing need to improve gasoline quality and yields, and at the same time, the move towards other feedstocks to produce fuel This is a business that has continued to perform well for Engelhard, posting sales of $615 million in 2004 and an EBITDA margin of 18.5%.

Turning now to Appearance and Performance Technologies, which is primarily a pigments business. According to market reports, Engelhard has a significant market share in pearlescent pigments, making them number two globally, and expects market growth in pearlescent pigments of 5% per year. The pearlescent pigments business, in addition to achieving high, stable margins, offers a number of cross-selling opportunities for BASF’s Performance Products businesses.

Engelhard is also active in organic and inorganic pigments. Color pigments, beyond the commercial aspect, strengthen forward integration to higher-value pigments.

The last area is kaolin pigments, which is dominated by sales to the paper industry. Engelhard has continued to shift the focus of this business away from paper and towards higher-value markets, such as additives to plastics and building materials. In addition, this segment also acts as an internal supply source of precursors for refining catalysts.

In 2004, Appearance and Performance Technologies reported sales of $690 million and an EBITDA margin of 17%.

The last business area is Materials Services for precious and base metals. This business primarily supports the automotive catalysts business, where the independent and secure supply of precious and base metals is critical. Engelhard has run this business with a strict risk management policy, as demonstrated by its consistent quarterly results. The majority of competitors maintain a similar business model.

Here you now see the summary of key financial information on Engelhard’s business segments.

What is now the impact of the proposed transaction on BASF? As I hope you can see by now, Engelhard is an excellent fix for BASF that will add value for our customers and shareholders. The strategic rationale for this proposed acquisition is clear. It enhances BASF’s existing businesses, making us immediately a leader in catalysts globally.

We expand into attractive growth markets such as emission catalysts and pearlescent pigments. We will be creating the industry’s leading technology platform by combining the R&D capabilities of Engelhard and BASF. This will be an integrated part of our global R&D network and will help us to drive innovation, improve our product offering, and deliver faster results for customers around the globe.

Financially, this acquisition supports our existing high-growth and high-margin profile and will delivered further earnings momentum. By adding additional lines of businesses, which are — we are also able to further diversify our portfolio and further reduce the overall cyclicality of BASF’s earnings. We expect only modest synergies, based on the information we currently have. And this transaction meets all of our stated acquisition criteria.

In terms of sales by segment, catalysts would represent 7% and pigments 2% of combined pro forma 2000 (sic) sales of approximately EUR41 billion.

Our catalyst business will be merged with Engelhard’s to create a global catalysts business division headquartered in New Jersey. Engelhard’s existing Appearance and Performance Technology business will be combined with BASF’s Performance Products businesses.

In addition, we will leverage BASF’s and Engelhard’s platforms by integrating business support systems and combining the existing R&D capabilities to create new global technology platforms. Our focus will be on retaining Engelhard’s outstanding talent We will also be consolidating the North American headquarters of BASF and Engelhard, both being located in New Jersey.

Let me quickly take you now through the key transaction terms. We intend to formally commence an all-cash offer to purchase all the outstanding shares of Engelhard common stock for US$37 per share. Our offer will be subject to customary conditions, including that a majority of Engelhard’s shares of common stock, on a fully diluted basis, are validly tendered into our offer and are not withdrawn.

In addition, our offer will be subject to Engelhard’s Board taking all necessary action to make its shareholder rights plan and the supermajority voting provisions in its certificate of incorporation inapplicable to the proposed transaction and to the receipt of necessary regulatory approvals in the U.S., Europe and certain other jurisdictions.

Let me now turn back to Jurgen Hambrecht.

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Ladies and gentlemen, Engelhard is a great company with leading market positions in attractive markets and solid financial performance. We believe our proposal to acquire Engelhard reflects a compelling opportunity for significant value for Engelhard stockholders.

Our proposition to BASF stockholders is that the combination of Engelhard and BASF will unlock significant growth potential. BASF will leverage its global expertise and leadership as the chemical company to create greater value in the years to come.

Thank you for your time. And now Kurt Bock, Stefan Marcinowski and I will take your questions.

 QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Michael Eastwood, Morgan Stanley.

 Michael Eastwood  - Morgan Stanley - Analyst

 I wonder if I could just explore the synergies a little bit. I know you said that they were small. Perhaps you could talk about the potential cost savings from the merger of the headquarters, and perhaps how significant you see the topline synergies, and whether you actually need synergies to make this deal enhancing by the end of year two, which I think is your stated acquisition criteria. Thank you.

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Okay, Michael, very clearly this is an acquisition focusing very much on growth, growth opportunities, and less so on synergies. And at this point of time, we cannot really comment on synergies. Please understand that.

 Michael Eastwood  - Morgan Stanley - Analyst

 Can you tell me whether it might be enhancing by the end of year two, which I think has been your previously stated acquisition criteria, on the basis of the acquisition you presented to us today?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Yes, Michael.

Operator

 Jeffrey Zekauskas, JP Morgan.

 Jeffrey Zekauskas  - JP Morgan - Analyst

 Two questions. You’ve described Engelhard’s businesses as strong in emissions catalysts, pearlescent pigments and petroleum catalysts. If you had to rank-order those three areas as far as their relevant to BASF, which would be the one that you are most interested and which is the one you’re least interested?

And second, in your press release you talked about increasing your offer possibly to Engelhard by $1.00 per share, depending on your understanding of your financials. Does that mean that you would not increase it by more than $1.00 a share if their financials merited it?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Let me take the first question. But let’s keep on going with one question, because otherwise there are so many people on the line. Please consider that we only take one question. But let me take the first question. The second one will be taken by Kurt Bock.

Looking into the three businesses you have referred to, I have to say they are all important to us, very clearly, because they offer us growth opportunities on one hand side, and secondly, I think we as BASF have clearly very substantial technology platform in these areas – in all three areas. So we will be able to really speed up the innovation and we will certainly deliver to our customers what we think is added value.

Now, Kurt?

 Kurt Bock  - BASF - CFO

 Per your second question, as we said, if additional information would justify it, we would be willing to offer $38. However, we don’t have this information available. Other than that, I think we have made a very, very compelling offer to Engelhard’s shareholders, which they should really seriously consider, and especially in view of where the share price has been over the last five years.

Operator

 PJ Juvekar, Citigroup.

 PJ Juvekar  - Citigroup - Analyst

 You have significant offering to the auto industry with your paint and engineering plastics. Now, with the auto catalysts business from Engelhard, what incremental opportunity do you see to drive that business? And in particular, do you intend to increase Engelhard’s market share in Europe, which is somewhat of a relatively weaker position for Engelhard as compared to the U.S.?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 BJ, I think very clearly you are finger-pointing to something where we think with our position in the automotive industry there is additional potential — growth potential especially. And our position in Europe certainly will help us to grow this business even further.

 PJ Juvekar  - Citigroup - Analyst

 You see significant synergies in Europe as opposed to U.S.?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 To be very clear, we will not talk about more at this point of time. We have an excellent position in Europe. And I think here we have some benefits in bringing this together.

Operator

 Andrew Stott, Credit Suisse.

 Andrew Stott  - Credit Suisse First Boston - Analyst

 Jurgen, I just wanted to come to the price, really. And just working through the numbers you’ve given in the slideshow, it looks like you’re basically paying — your net income divided by the EV is about a 4.5% return on the 2004 post-tax income. Now, BASF’s cost of capital is obviously clearly some way above that.

I just wonder if there’s anything you can say at this stage, and I realize it is difficult given that it is not an agreed offer, but is there anything you can say at this state about why you came up with the premium you came up with? And am I thinking along the wrong lines if I think that it is going to take you a long time to hit your cost of capital with this investment?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Andrew, I think first of all, you know that looking at acquisitions, I think our guiding principal is to be accretive on earnings per share level. This is the first one. And but secondly, I think what we indicated very early on, we have additional growth potential we would like to exploit. And I think this gives you a little bit of an explanation.

Operator

 David Phillips, HSBC.

 David Phillips  - HSBC Investment Bank - Analyst

 A very quick one, really. How do you plan to go about retaining the key talent of Engelhard? And is there anything you can say about any sort of significant costs that could be inherent in this idea? Thank you.

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 David, I think we are aware about our four strategic guidelines forming the best team in the industry. We’re looking at these talents in Engelhard, and they will contribute to our overall team globally. And we will do everything — there is nice potential for all Engelhard employees as we intend to form a new division which will be located in New Jersey and certainly will be built on the catalysts business of Engelhard.

Operator

 Tim Jones, Deutsche Bank.

 Tim Jones  - Deutsche Bank - Analyst

 It is Tim Jones, Deutsche Bank here. Just one question, and that is in relation to the cash of the business. You’ve obviously been in a great position where you’ve had essentially surplus cash from a balance sheet perspective. Just looking forward now, if we assume this transaction goes through tomorrow, obviously it isn’t, but let’s assume it is, does that mean you are in a more difficult position if you look at Degussa’s construction chemicals business? And what if any impact would there be on your cash return policy to shareholders, both on the buyback and on the dividend? Thank you.

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Tim, thank you very much for this question, because this gives me an opportunity to really talk about BASF’s profitable growth strategy. I think profitable growth, including new growth opportunities, is one of the key, key success factors for BASF. Reducing cyclicality is another one. And we’re going forward by strengthening our strengths, looking at technology platforms. This is also an ideal example for it. And looking into customer focus — all our four strategic guidelines.

I think if you then look into our acquisitions we have made over the last year — Merck electrochemicals, Orgamol pharma contract manufacturing — if we then talk about Degussa’s construction chemicals and now we talk about Engelhard catalysts, I think it really tells you we have the confidence and the will to achieve the next step, important step forward for the entire BASF Group in its global positioning as the chemical company.

And the answer to your question clearly is we will not be restricted. As I always said, first priority is investment. Second is acquisition. Third is dividend policy, and you know we have this ambitious dividend policy that we want to grow dividends every year. And the third one is share buyback. And none of those is excluded going forward.

 Tim Jones  - Deutsche Bank - Analyst

 Can I just perhaps just quickly follow up? Can you just remind us, given where we are from a chemical cycle perspective, what level of debt BASF management will be comfortable with in the next two to three years — maybe a debt equity ratio or something like that? Thank you.

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Tim, let me just say — let’s not go into this detail because this is a little bit deviating from this acquisition, I would say. There’s a lot of opportunity to talk about this later.

Operator

 Michael Sison, KeyBank.

 Michael Sison  - KeyBanc Capital Markets - Analyst

 In terms of Engelhard as more described as a specialty chemical-type business versus the — I’m not as familiar with BASF, I apologize, but how big is your specialty chemical business with Engelhard in there? And how important is taking that foray into the specialty chemical world to you versus your traditional — more traditional chemical business?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Michael, let me — clearly, if you look into BASF, BASF is a rather complex setup. And we’re not really a commodity user. This is the first thing.

Second, if we look into let me say the catalysts business, this certainly will be a major contribution to our portfolio. It is an additional growth opportunity for BASF. It’s more on the specialty side, certainly, less cyclical, very much innovation-driven, and this is why we have dedicated to this business an extra division — operating division. Going to the peak demand side, this will be included — pearlescent pigments and organic and inorganic pigments will be included into our Performance Chemicals Division and will be a part of it. So it is certainly only a minor part of this major division within BASF’s portfolio which is also more focusing on specialties and less so on commodities.

Operator

 Andy Starr, Institutional Capital.

 Andy Starr  - Institutional Capital Corporation - Analyst

 I guess when I look at this potential acquisition along with the Degussa acquisition, it looks like there’s really the potential for some significant returns dilution at the Company-wide level over the next couple of years. Would you consider monetizing any of your existing assets to help mitigate some of the impact of dilution from these deals? Thank you.

 Kurt Bock  - BASF - CFO

 Two things to talk about. The first, when you look at our portfolio changes over the last two years, you’ll notice that we have divested quite some businesses, so there’s constant portfolio optimization going on. And secondly, your remark — earnings dilution — we don’t see that happening at the EPS level, although it’s certainly far too early to talk more specifically about the Degussa construction chemicals business, which is still under discussion.

 Andy Starr  - Institutional Capital Corporation - Analyst

 I’m sorry, I was specifically referring to the return on capital employed, not the earnings.

 Kurt Bock  - BASF - CFO

 The return on capital employed — I think that is quite natural when you make an acquisition that you will have a capital — a return on capital which is normally lower than what you have in your existing businesses — that I think is a very common feature. We expect that we will be able to grow our earnings after cost of capital over the next three years.

Operator

 Richard Smith, Royal Bank of Scotland.

 Richard Smith  - Royal Bank of Scotland - Analyst

 You stated earlier your commitment to the dividend and share buyback strategies. Now, in view of the interest in Degussa’s construction chemicals business alongside today’s announcement, to what extent do you feel that you’ll be able to remain committed to your current S&P and Moody’s ratings?

 Kurt Bock  - BASF - CFO

 This need to be seen. We have certainly discussed both transactions with Moody’s and Standard & Poor’s — no reaction yet. We think when you look at our balance sheet, and you know this, we have basically a very underleveraged balance sheet. We have an equity to total capital ratio which is close to 50%. We have a debt capacity which easily will allow us to do these transactions all-cash. And even after we have completed these transactions, our balance sheet is extremely strong by any standard also in the chemical industry.

Operator

 Andreas Heine, HVB.

 Andreas Heine  - HVB Group - Analyst

 I have a question to Mr. Marcinowski, please. Could you please elaborate a little bit more about the synergies in the catalysts business? You have — BASF has exited the polyolefin business and now you have catalysts of polyolefins. You have exited also the refineries, and now you have catalysts for refineries. And you basically have now auto catalysts.

So here I probably do not see so many synergies to the current business of BASF, but all the rest of the Englehard business. Where do you see you can leverage the know-how BASF has in the catalysts business, and what is the advantage for BASF in this respect?

 Stefan Marcinowski  - BASF - Member of the Board of Executive Directors, Head of Chemicals

 Well, first of all, a catalyst is a catalyst. And it depends only on the application. And from the technology point of view, we can leverage all this on our R&D platform, which will become stronger after the combination.

Secondly, as was pointed out, with the automotive industry we have the synergies on the market side. And the question you have been addressing about the polyolefins business, this has been divested with the BASL (ph). But you know that we have today the access to the total polyolefin industry without any restrictions in this also fast-growing business, which was in the order of magnitude of 5%.

And last but not least, the R&D efforts we see on the Engelhard side are pretty much on the same level as we have them here, but in BASF. And you should not forget that about 80% of all chemical reactions are catalyzed. So a catalyst is a core, core activity of BASF today and will become even more core after the acquisition.

 Andreas Heine  - HVB Group - Analyst

 If you compare the BASF catalyst business internally used or sold with the business of Engelhard, how big has been the BASF business compared to —

 Stefan Marcinowski  - BASF - Member of the Board of Executive Directors, Head of Chemicals

 We do not disclose on individual business units or numbers. It’s part of the chemicals segment — it is part of the inorganics division. And a good part of the catalysts business is used as captive.

 Andreas Heine  - HVB Group - Analyst

 So no feeling how big your business compared to Engelhard?

 Stefan Marcinowski  - BASF - Member of the Board of Executive Directors, Head of Chemicals

 I have the feeling, but it stays with me.

Operator

 Sophie Jourdier, Citigroup.

 Sophie Jourdier  - Citigroup - Analyst

 Just one question. You said that if Engelhard were to give you information, you may be able to offer up to $38 a share. I just wondered whether you could give any more information as to what sort of information you’re after? For example, whether it’s primarily based on cost synergies or primarily based on further growth opportunities that you don’t fully half the information on as yet?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Sophie, I think we do not talk about this major step. But one indication is clear, as I said very early on — this acquisition is really focusing on growth. Now when assets (ph) is focusing on growth, you can look a little bit into this direction.

Operator

 Dmitry Silversteyn, Longbow.

 Dmitry Silversteyn  - Longbow Research - Analyst

 My question had to do with your initial negotiations or approaches to Engelhard and how it turned from a basically a negotiated deal to what you are doing now with a tender offer. I’m trying to figure out a good way of asking you — where do you think the Engelhard position is as to why they would not work with you more closely on this and have brought it down to this basically public tender offer?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Dmitry, I would like to ask you to ask this question to Engelhard.

Operator

 Jonathan Jayarajan, Deutsche Bank.

 Jonathan Jayarajan  - Deutsche Bank - Analyst

 Jonathan Jayarajan, Deutsche Bank. A bit more difficult question, perhaps, to answer. But obviously, you looked at Engelhard very closely. I’m curious as to whether you can give us any idea of what made you perhaps decide to go for a company like Engelhard rather than perhaps a closes peer like Johnsonmatic (ph). Is it simply that Engelhard is more focused on the catalysts business?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 We have looked into this business very carefully. And we have come to the conclusion that Engelhard is for us the number one. And I think this is sufficient as an answer.

Operator

 Chris Kapsch, Black Diamond.

 Chris Kapsch  - Black Diamond Research - Analyst

 Before, you commented about some of Engelhard’s businesses, suggesting that one of the opportunities for value creation is in accelerating some of the innovation. And by making that statement, I suppose you are suggesting that you think that they have been inadequately innovating, despite maintaining leadership position in some of their key businesses and markets. So I’m just wondering if you could give some specific examples where you might believe this to be the case?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Let me say a more general answer. We do not want to go into details here. But very clearly, I do not think that we should anyhow negatively comment on the innovation power of Engelhard. I would say Engelhard is a strong innovator. And there are quite a few examples — heavy-duty diesel and what you have, GDL technology and other things.

So the key question — the key issue is a different one. And this is what Stefan Marcinowski has already expressed. I think we are coming together. And BASF has a very strong technology platform, whenever it cons to nano-scaled material to surface finishing issues, and here if you put both together, this is huge innovation power. This is great. It is absolutely top-class.

 Chris Kapsch  - Black Diamond Research - Analyst

 Just a follow-up on that. If the key opportunity for growth is the synergistic technologies, I’m just curious if there’s any of the businesses where you believe that BASF doesn’t necessarily have technology to add to Engelhard’s existing platforms?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 I think it is difficult to comment on this. But let me give you a different answer. I think what we are bringing into this combination is — let me say one and one has to be more than two at the end of the day. And what we are bringing in here is what Engelhard does not have is really in thematic (ph) and biotechnology with regard to catalysts.

Operator

 Owen Dwyer, Merrill Lynch.

 Owen Dwyer  - Merrill Lynch - Analyst

 I noticed on slide 21 there’s a comment about the Engelhard Board action necessary to make poison pill and supermajority provision in its certificate of the corporation inapplicable. And I wonder, could you expand on exactly what that means in terms of a deal?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Owen, the Englehard Board years ago had decided to put a certain paragraph into their company schedule which can make it virtually impossible to acquire the company successfully. So it is important that the Board of Engelhard really keeps in mind and considers the value we offer to the shareholders of Engelhard. And that is what we are asking them to do.

 Owen Dwyer  - Merrill Lynch - Analyst

 Okay, but they could actually block it, really?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 They could actually, if they wanted, yes.

Operator

 Alex Comer, JP Morgan.

 Alex Comer  - JP Morgan - Analyst

 I’d just like to sort of follow-up a question that (indiscernible) asked, basically. If you look at Engelhard, it’s very North American-based. It’s got a quite a lot of exposure to GM. I think it’s kind of common knowledge that they’re a little bit weaker in heavy-duty diesel, perhaps comes in that (ph), and also weaker in light-duty diesel than maybe Unicorp (ph).

So I’m just sort of wondering why of the three companies that are out there in this space that you’ve particularly focused on Engelhard and does it perhaps have anything to do with the fact that the stock price has not really moved very much over the last six months or so, whereas the other two have had quite strong rallies? So is it price-orientated? Or is it a misappreciation by the market of Engelhard’s potential?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Let me be very clear. I think we made this decision. You have looked into the performance. We have looked into the performance. And the performances and the share price is basically reflective of the performance of the last five years. This is certainly one key issue. However, we have looked more from our portfolio point of view into this and what we can achieve jointly with this business in approaching the market and our customers, and we believe there is the best value for us.

Operator

 Matthew Mark, Jet Capital.

 Matthew Mark  - Jet Capital - Analyst

 Hi, it’s Matthew Mark with Jet Capital. I had two questions for you. First, do you own any Engelhard stock? Do you own any of their shares outstanding?

And then second, in your letter to the Board — in your press release, you mentioned an intention to run candidates for the Board of Directors for Engelhard, should the Board not accede to the proposed transaction. I guess I would like to confirm that BASF would be committed to doing that for the two-year period of time — the two annual meeting period of time it would take to gain control of the full Board, and that your nominees will be committed to putting the company up for sale to the best buyer of the company, whether it’s you or somebody else who is offering a higher price?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Yes to your second question. And company stock — we just own a few. Very few. But we actually own those, which is important.

 Magdalena Moll  - BASF - IR

 So we have to speed up a little bit now. We have maybe three to four more questions.

Operator

 Robert Donald, GLG.

 Robert Donald  - GLG - Analyst

 It’s actually Robert Donald from GLG. Just briefly, do you see any opportunity to reduce the capital invested in the Engelhard business — for example, divestment of any affiliates or working capital shrinkage opportunities to help bring down —

 Magdalena Moll  - BASF - IR

 It is very difficult to understand. Can you repeat and speak up a little louder?

 Robert Donald  - GLG - Analyst

 Could you please give us any insight to whether you see any opportunity to reduce the capital invested in the Engelhard business, either working capital reductions or divestment of affiliates? For example, I noticed working capital is roughly about 82 net working capital days excluding the metal trading business vis-a-vis best-in-class of around 50 days. Is there an opportunity there for you?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 I think first of all, it is too early to comment on this issue. But let me very generally answer this. What you are talking about is operational excellent. And I think BASF has shown that we are good in this. We have reduced our working capital, for example, very substantially. So this certainly will be something where we have to look into. But it’s too early to comment.

 Robert Donald  - GLG - Analyst

 But it’s — do have in your budgeted plans any figures in mind of any capital shrinkage that you’ve got in justifying this transaction?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 No.

Operator

 Kevin McCarthy, Banc of America Securities.

 Kevin McCarthy  - Banc of America Securities - Analyst

 Kevin McCarthy, Banc of America Securities. Related question — if this deal were consummated, would you intend to remain in the precious metals-related businesses for the long term?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 We have no intention to have a different business approach at this point of time. And I think once more, this question is too early.

Operator

 Frank Mitsch, Fulcrum.

 Frank Mitsch  - Fulcrum Global Partners - Analyst

 Congratulations on going after such a fine company. During your initial meeting less than two weeks ago, did you become aware of another suitor for Engelhard which may have accelerated your process to go public with this?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 You have to ask Engelhard about this. We don’t know.

 Frank Mitsch  - Fulcrum Global Partners - Analyst

 You do not know if there is another suitor for Engelhard?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 No.

 Magdalena Moll  - BASF - IR

 We’re coming to our final question now.

Operator

 Michael Eastwood, Morgan Stanley.

 Michael Eastwood  - Morgan Stanley - Analyst

 Apology, this is a clarification. Dr. Bock, I think earlier on in the call you mentioned something about the ease of growing earnings over the next two years. Did I hear you correctly there, or was that a misinterpretation of what you talked about, about growing earnings in the future?

 Kurt Bock  - BASF - CFO

 I talked about earnings per share. The deal is accretive on the basis of earnings per share, and that is important. The question was, is the deal potentially dilutive on a total capital — return on total capital base, and that still needs to be seen. But I think for M&A transaction in general, it is difficult to achieve the same return on total assets which you have on your current business, simply because all of a sudden you have more or less market value reflected in your assets, which is obviously not the case with the existing business, as we all know.

 Magdalena Moll  - BASF - IR

 And now we’re moving on to the question from Mr. Juvekar.

Operator

 PJ Juvekar, Citigroup.

 PJ Juvekar  - Citigroup - Analyst

 You did not mention much about Engelhard’s key position in Asia, which did not show up in the top line, but it’s mostly through joint ventures in Japan, Korea and India and China. I was wondering if you could comment about that and ascribe some kind of value on that?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 PJ, I think first of all, in or about our position in Asia — you know about our cooperations in different areas in Asia. I think here once more there is growth potential. Looking into the specifics here, it’s too early for further comment.

 Magdalena Moll  - BASF - IR

 And this is now really the final, final question, coming from Alistair Halcrow (ph), Citigroup.

 Alistair Halcrow  - Citigroup - Analyst

 Well, the top five shareholders of Engelhard own about 40% of the company, according to my Bloomberg screen. Have you approached them yet? And will you be approaching them today, I guess?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 No, we haven’t approach them yet personally, and I assume they are part of our conference call today because they should be interested in considering our what we believe very compelling offer.

 Magdalena Moll  - BASF - IR

 Ladies and gentlemen, with this, I would like to close out the Q&A session for the financial community at this point in time. I would like to thank you very much for joining, and now would like to hand over to my colleague, Mr. Schubert.

 Christian Schubert  - BASF - Head of Corporate Communications

 Thank you, Maggie, and we would now like to invite journalists to ask questions. Please also, because of the constrained time, we would like to ask you to restrict yourself to one question at a time. And when you ask a question, please state your name and the publication you work for.

Operator

 (OPERATOR INSTRUCTIONS). Angela Cullen, Bloomberg.

 Angela Cullen  - Bloomberg - Media

 Angela Cullen from Bloomberg in Frankfurt. Assuming that Engelhard would continue to reject your offer, how soon would you expect to close a deal?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Actually, the timeline is set by Engelhard’s internal regulations. We will prepare our tender offer now vigorously, and we will bring it to the market as soon as possible. And then it needs to be seen. But once again, we believed it is a financially and strategically very compelling offer for Engelhard’s stockholders.

Operator

 Michael Starr (ph), Dow Jones.

 Michael Starr  - Dow Jones - Media

 I’d like to ask if this represents the largest acquisition ever for — would represent the largest acquisition ever for BASF, either internationally or in the U.S., and what this tells about BASF’s ambitions in the U.S., where I understand you are still the number three player in the chemical industry?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 It is the biggest acquisition of BASF. That is correct. But it is not driven from a regional perspective. It is really driven from a strategic perspective, building on the strength, as I mentioned before, and now we have this basically — we have three pillars in our strategy — early investments into growth markets, continued portfolio optimization and thirdly, building on strong innovation platforms.

If you take these three and look what we have done, Merck electrochemicals, Orgamol for pharma contract manufacturing. Now we are looking into Degussa construction chemicals. And of course, here in the case of Engelhard — all these are different regions and different businesses, but all focusing on our three pillar profitable growth strategies.

Operator

 David Brinkerhoff, Reuters.

 David Brinkerhoff  - Reuters - Media

 Could you describe what exactly pearlescent pigments are?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Dr. Marcinowski is expert in this.

 Stefan Marcinowski  - BASF - Member of the Board of Executive Directors, Head of Chemicals

 These are specialty pigments that enhance the performance of high-quality coatings where you have then flops (ph) between dark and light. And these are very well-composed performance products that complement very nicely our existing portfolio for the coatings industry and also for the plastics industry.

Operator

 Robert Westervelt, Chemical Week Magazine.

 Robert Westervelt  - Chemical Week Magazine - Media

 I was wondering, can you say — are you more attracted to Engelhard or the segments in which it plays? And did you make bids on DMC or XO’s FCC (ph) business when those came up in the past two years?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Listen, we are not just talking about Engelhard. And I talked about the other acquisitions. I think while this is what we really talk here about, I do not comment about all the other things, which I’m even not aware of partly.

 Robert Westervelt  - Chemical Week Magazine - Media

 Okay, so when DMC’s business was up for sale two years ago, you did not take a look?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 Once more, we do not comment. We comment on those acquisitions where we are really working on. And now today, this is why we comment on Engelhard.

Operator

 We will take a question from the German conference now.

Operator

 Sabina Vodavitz (ph), (indiscernible).

 Sabina Vodavitz Media

 Could you just tell us something about the shareholder structure of Engelhard? And have you kind of tested what the mood is like, whether they want to take up the offer, which will leave Engelhard as a (indiscernible) company, or would you take over 100% and delist the company?

 Kurt Bock  - BASF - CFO

 According to the information which we have available and the 10 largest shareholders of Engelhard own approximately 55% of the total stock, so it is a pretty consolidated shareholder base. Obviously, we couldn’t talk with them before we went public. But once again, as I stated before, we think this is a very attractive offer to all shareholders, which they should really seriously consider. And it’s certainly our idea to, when we acquire Engelhard, to integrate it fully into BASF Group.

Operator

 Olga Polgar (ph), Reuters.

 Olga Polgar  - Reuters - Media

 I have a follow-up question. You always told us, BASF told us, that smaller acquisitions were the ones you had in mind, and no major acquisitions. Why did you take this surprising decision, which will be the biggest acquisition of the Company’s history, as you just told us?

And maybe you could also tell us whether you would regard this as a hostile takeover, or rather whether the Engelhard Board would regard this as a hostile takeover?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 First part of the question — we always said that we could do two or three acquisitions in the neighborhood of EUR3 billion. This acquisition is very close to this borderline, though. I consider this still in this ballpark. It is a medium-sized acquisition for BASF terms. However, of course, for other companies, this might be big.

Second, very clearly, you have to ask this question to the Board of Engelhard.

Operator

 Joseph Chang, Chemical Market Reporter.

 Joseph Chang  - Chemical Market Reporter - Media

 Very interesting development. Let me see — what is Engelhard’s poison pill threshold? And would you be prepared to acquire Engelhard’s shares up to that level?

 Kurt Bock  - BASF - CFO

 Actually, Engelhard has a rather complex poison pill scenario at the offer, which makes it a little bit difficult to describe this system now in very detail. They could, as I said before, they could block the deal if they really wanted. But once again, I think they have to consider seriously what is in the best interests of their shareholders.

Operator

 David Schwab, Star-Ledger Newspaper.

 David Schwab  - Star-Ledger - Media

 The Star-Ledger is New Jersey’s largest newspaper. What can you say about potential job cuts among Engelhard employees? And what if anything can you say about their corporate headquarters here in New Jersey and what might come of that?

 Jurgen Hambrecht  - BASF - Chairman of the Board of Executive Directors

 First of all, we already said that we will consolidate headquarters in North America. And secondly, we also said that we will locate this operational division, a new division, in New Jersey. All in all, I think it would be — it is absolutely too early to talk about future jobs, etc., etc., but very generally speaking, as there is not the focus on synergy but more on growth, I do not expect here major job cuts.

Operator

 (OPERATOR INSTRUCTIONS). We have no more questions at this time.

 Christian Schubert  - BASF - Head of Corporate Communications

 If there are no more questions, we would like to thank everybody for participating in this call. As you know, you can of course get further information at — I’m sorry, we do get one more — I’m sorry, that was a misunderstanding. Thank you very much for participating. If you have any further questions, you can reach the Investor Relations team, as well as the Media Relations team, under the usual numbers. Thanks, and have a good day and evening.

Operator

 Ladies and gentlemen, the conference call is now over. You may disconnect your telephones. Thank you very much for joining. Goodbye.

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This transcript is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation.  The proposed tender offer for the outstanding shares of Engelhard common stock described in this transcript has not commenced.  Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) filed with the Securities and Exchange Commission (“SEC”).  Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Engelhard stockholders may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This transcript contains forward-looking statements.  All statements contained in this transcript that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.  These statements are based on current expectations, estimates and projections of BASF management and currently available information.  They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the SEC. We do not assume any obligation to update the forward-looking statements contained in this transcript.